UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                Tesco Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88157K101
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark A. McCall
                         c/o Lime Rock Management, L.P.
                              274 Riverside Avenue
                               Westport, CT 06680
                                  203-293-2750
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Bruce C. Herzog, Esq.
                            Adam M. Turteltaub, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 13, 2009
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

-------------------------------------------------------
CUSIP No. 88157K101
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            LRP V Luxembourg Holdings S.a r.l.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Luxembourg
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           5,234,516 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.9% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------
CUSIP No. 88157K101
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            Lime Rock Partners V, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           5,234,516 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.9% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN (Limited Partnership)
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------
CUSIP No. 88157K101
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            Lime Rock Partners GP V, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           5,234,516 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.9% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN (Limited Partnership)
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------
CUSIP No. 88157K101
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            LRP GP V, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           5,234,516 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,234,516 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.9% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            CO
----------- --------------------------------------------------------------------

Item 1.        Security and Issuer

     This statement on Schedule 13D relates to the Common Shares (the "Shares") of Tesco Corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the "Act"). The Issuer's principal executive offices are located at 3993 West Sam Houston Parkway North, Suite 100, Houston, Texas, 77043.

Item 2.        Identity and Background

     (a) This Schedule 13D is being filed jointly by each of the following persons:

          1. LRP V Luxembourg Holdings S.a r.l., a corporation incorporated under the laws of the Grand Duchy of Luxembourg, ("LRP V");
          2. Lime Rock Partners V, L.P., a Cayman Islands exempted limited partnership ("LRP");
          3. Lime Rock Partners GP V, L.P., a Cayman Islands exempted limited partnership ("GP LP"); and
          4. LRP GP V, Inc., a Cayman Islands corporation ("GP Inc." and, together with LRP V, LRP and GP LP, the "Reporting Persons").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Joint Filing Agreement among the Reporting Persons to file this
Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.2 (the "Joint Filing Agreement").

     (b) The address of the principal business and principal office of LRP V is 13-15 Avenue de la Liberte, L-1931 Luxembourg, Attn: Eric Vanderkerken or Hamish Hector Lawrence Ross. The address of the principal business and principal office of LRP, GP LP and GP Inc. is c/o Lime Rock Management, L.P., 274 Riverside Avenue, Westport, Connecticut 06680. The executive officers and directors of GP Inc., and their respective business addresses, are set forth on Schedule I hereto.

     (c) LRP V limits its activities solely to investing its funds in businesses engaged in the exploration, development, production, transportation, refining or marketing of energy and energy sources or the provision of related products, services and technologies. LRP V is the sole record owner of the Shares reported as beneficially owned in this Schedule 13D. LRP is the sole stockholder of LRP
V. GP LP is the general partner of LRP. GP Inc. is the general partner of GP LP. The principal occupation of each executive officer and director of GP Inc. is set forth on Schedule I hereto.

     (d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the parties named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the parties named on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) LRP V is a corporation incorporated under the laws of the Grand Duchy of Luxembourg. LRP and GP LP are Cayman Islands exempted limited partnerships. GP Inc. is a Cayman Islands corporation. Each of the executive officers and directors of GP Inc. is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

     The total amount of funds used by LRP V to purchase the securities of the Issuer as described herein was furnished from capital contributions from investors. The total amount of funds paid by LRP V to purchase the securities of the Issuer contemplated by the Purchase Agreement (as defined below) upon the closing of the transactions contemplated by the Purchase Agreement is $37,178,599.20. The total amount of funds paid by the LRP V to purchase the securities of the Issuer on the open market as described in Item 4 below is $1,727,548.32 excluding commission fees.

Item 4.        Purpose of Transaction.

     On July 13, 2009, LRP V entered into and consummated a Stock Purchase Agreement (the "Purchase Agreement") with Centennial Energy Partners, L.P., Hoyt Farm Partners, L.P., Quadrennial Partners, L.P., Centennial Energy Partners V. L.P. and Peter K. Seldin (the "Selling Shareholders"). The Purchase Agreement contains representations, warranties and covenants of both LRP V and the Selling Shareholders that are customary for a transaction of this nature. In accordance with the terms and conditions of the Purchase Agreement, the Selling Shareholders sold and LRP V purchased 4,990,416 Shares, which represent approximately 13.3% of the Issuer's outstanding Shares. LRP V is the direct beneficial owner of all the Shares beneficially owned by the Reporting Shareholders.

     Pursuant to the Purchase Agreement, LRP V paid $7.45 in cash for each Share (the "Per Share Consideration"). Pursuant to the terms and conditions of the Purchase Agreement, if LRP V or any of its related funds (collectively, the "Purchaser Entities"), directly or indirectly consummates, or if any Purchaser Entity is part of a group that directly or indirectly consummates, a Change of Control Transaction (as defined in the Purchase Agreement), which Change of Control Transaction is consummated or announced prior to December 31, 2009, at a purchase price per share greater than the Per

Share Consideration, LRP V shall promptly pay to each Selling Shareholder an amount of cash equal to: (i) the number of Shares sold to LRP V by such Selling Shareholder, multiplied by (ii) the difference of (A) the purchase price per Share paid by such Purchaser Entity and/or any group that such Purchaser Entity is a part of in such Change of Control Transaction less (B) the Per Share Consideration (in each case, as adjusted for any stock splits, dividends or other recapitalizations). The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is incorporated in this Schedule 13D by reference to Exhibit 99.1 to this Schedule 13D.

     From July 9, 2009 through July 16, 2009, LRP V acquired 244,100 Shares in open market purchases on NASDAQ through a securities broker as set forth on
Schedule II hereto.

     The acquisition by LRP V of beneficial ownership of the securities as described herein was effected because of the Reporting Persons' belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Issuer, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer or to sell any or all of the securities of the Issuer that they hold.

     Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of amalgamation, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

     (a) The percentages used herein are calculated based upon the 37,551,466 Shares that were outstanding as of April 30, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009. The number of Shares that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding Shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of Shares owned by the Reporting Persons as of 4:00 p.m., Eastern Standard Time, on July 16, 2009.

     Due to their respective relationships with each other, as of 4:00 p.m., Eastern Standard Time, on July 16, 2009, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 5,234,516 Shares, representing approximately 13.9% of the outstanding class of Shares.

     (b) Each of LRP, GP LP and GP Inc. may be deemed to share with LRP V the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,234,516 Shares LRP V may be deemed to beneficially own as of 4:00 p.m., Eastern Standard time, on July 16, 2009. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Shares for purposes of Section 13(d) of Act, or for any other purpose.

     (c) Except as described in this Schedule 13D and those transactions in the Shares effected in open market purchases on NASDAQ through a securities broker by the Reporting Persons as set forth in Schedule II hereto, which includes all transactions effected through 4:00 p.m., Eastern Standard Time, on July 16, 2009, during the last sixty (60) days there were no transactions in the Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     As described in Item 4 hereto, LRP V entered into the Purchase Agreement. The information set forth in Item 4 with respect to the Purchase Agreement is incorporated into this Item 6 by reference.

Item 7.        Material to Be Filed as Exhibits

Exhibit 99.1. Purchase Agreement, dated as of July 13, 2009, by and among the Selling Shareholders and LRP V

Exhibit 99.2. Joint Filing Agreement, dated July 17, 2009, among the Reporting Persons

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2009         LRP V LUXEMBOURG HOLDINGS S.A R.L.



                              By: /s/ John T. Reynolds
                                  ----------------------------------------------
                              Name:   John T. Reynolds
                              Title:  Authorized Signatory

Dated:  July 17, 2009         LIME ROCK PARTNERS V, L.P.

                              By: Lime Rock Partners GP V, L.P., its general partner

                              By: LRP GP V, Inc., its general partner

                                  By: /s/ John T. Reynolds
                                      ------------------------------------------
                                  Name:   John T. Reynolds
                                  Title:  Director

Dated:  July 17, 2009         LIME ROCK PARTNERS GP V, L.P.

                              By: LRP GP V, Inc., its general partner

                                  By: /s/ John T. Reynolds
                                      ------------------------------------------
                                  Name:   John T. Reynolds
                                  Title:  Director

Dated:  July 17, 2009         LRP GP V, INC.

                              By: /s/ John T. Reynolds
                                  ----------------------------------------------
                              Name:   John T. Reynolds
                              Title:  Director


                         Signature Page to Schedule 13D

                                   SCHEDULE I



                   DIRECTORS AND EXECUTIVE OFFICERS OF GP INC.
                   -------------------------------------------

---------------------- -------------------------- ------------------------------
         Name             Principal Occupation         Business Address
---------------------- -------------------------- ------------------------------
    Mark A. McCall        Secretary and Chief        274 Riverside Avenue
                           Financial Officer          Westport, CT 06680
---------------------- -------------------------- ------------------------------
   John T. Reynolds             Director             274 Riverside Avenue
                                                      Westport, CT 06680
---------------------- -------------------------- ------------------------------
    Jonathan Farber             Director             274 Riverside Avenue
                                                      Westport, CT 06680
---------------------- -------------------------- ------------------------------

                                  Schedule II:
                                  ------------


----------------------------- ---------------------------------------------- ---------------------- --------------------
    Date of Transaction                         Purchaser                      Number of Shares       Price Per Share
                                                                                Purchase/(Sold)          Excluding
                                                                                                      Commissions if
                                                                                                            Any
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/09/2009                 LRP V Luxembourg Holdings S.a r.l.                          600         $6.73
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/09/2009                 LRP V Luxembourg Holdings S.a r.l.                          700         $6.74
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/09/2009                 LRP V Luxembourg Holdings S.a r.l.                        4,850         $6.75
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/09/2009                 LRP V Luxembourg Holdings S.a r.l.                        2,500         $6.78
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/09/2009                 LRP V Luxembourg Holdings S.a r.l.                       98,500         $6.87
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/09/2009                 LRP V Luxembourg Holdings S.a r.l.                       13,580         $7.00
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                          100         $6.79
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                          600         $6.84
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                        2,800         $6.85
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                        1,400         $6.86
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                          300         $6.88
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                        1,400         $6.89
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                       24,819         $6.90
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/10/2009                 LRP V Luxembourg Holdings S.a r.l.                        3,495         $6.95
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/15/2009                 LRP V Luxembourg Holdings S.a r.l.                        1,300         $7.31
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/15/2009                 LRP V Luxembourg Holdings S.a r.l.                          900         $7.32
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/15/2009                 LRP V Luxembourg Holdings S.a r.l.                        1,400         $7.33
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/15/2009                 LRP V Luxembourg Holdings S.a r.l.                        1,300         $7.34
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/15/2009                 LRP V Luxembourg Holdings S.a r.l.                          400         $7.35
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                          100         $7.33
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                          700         $7.34
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                        1,600         $7.35
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                          800         $7.36
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                          679         $7.37
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                          890         $7.38
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                        1,446         $7.39
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                       24,441         $7.40
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                        2,500         $7.44
----------------------------- ---------------------------------------------- ---------------------- --------------------
         7/16/2009                 LRP V Luxembourg Holdings S.a r.l.                       50,000         $7.45
----------------------------- ---------------------------------------------- ---------------------- --------------------